January 18, 2005

Via Facsimile (212) 455-2502 and U.S. Mail

Andreas Pohlmann
Secretary
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234-6034

	Re:	Celanese Corporation
      Form S-1, amendment numbers 4 and 5, filed January 5 and 13,
2005
      File No. 333-120187

Dear Mr. Pohlmann:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Developments - page 4

1. We note your response to prior comment 3.

* You have not provided us with your computation under Rule 1-
02(w)
with regard to your determination of whether the disposition of COC and Pemeas GmbH are a "significant".
* Please note that "probable" is defined by Section 506.02 of the Financial Reporting Codification as "...consummation of a transaction is considered to be probable whenever the registrant`s financial statements alone would not provide investors with adequate financial information with which to make an investment decision." Please reassess whether these dispositions are "probable" based on this definition.
* The fact that COC and Pemeas GmbH`s total revenues, assets and liabilities are not material to the Registrant does not render this information "not material" to investors. As previously requested, disclose this information so that a reader can assess the materiality of these businesses as they relate to the Registrant.

The Offering - page 7

2. We note your response to our prior comment 7. Please revise to state the total amount and total percentage of proceeds that will go to Blackstone or affiliates.

We have in the past identified significant deficiencies. . . page
21

3. We note your response to our prior comment 19. Yet, in the last paragraph, you continue to use the statement "ensure that our internal controls are sufficient." Please revise or advise.

Item 16. Exhibits

4. Please file the form of underwriting agreement with your next amendment.

Legal Opinion - Exhibit 5.1

5. Please note that you will need to file a signed and dated opinion of counsel prior to effectiveness. We note the use of "form of opinion" here, in Item 16 and in your exhibit index. Please have this language deleted in your next amendment.

6. We reissue our prior comment 29. Please have counsel revise its legal opinion to include the shares of common stock into which the convertible perpetual preferred stock may be converted. Please also have counsel cover the preferred stock purchase rights and opine that these are the binding obligations of the company. We recognize that enforceability of the rights against the company may depend on whether a court believes that maintaining the rights is a reasonable response to a particular proposed transaction, and we will not object if you include a qualification to this effect.

7. We also reissue our prior comment 30. Please have counsel revise to delete the qualifications (1) and (2) in the fourth paragraph.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      Please direct questions regarding accounting comments to Marie
Trimeloni at (202) 942-1860, or in her absence, to Jeanne Baker, Assistant Chief Accountant at (202) 942-1835. Direct questions on other disclosure issues to Lesli Sheppard at (202) 942-1887 or the undersigned at (202) 942-1950.

      Sincerely,



      Pamela A. Long
      Assistant Director

cc:	Edward P. Tolley, III
	Igor Fert
	Simpson Thacher & Bartlett LLP
	425 Lexington Avenue
	New York, NY 10017

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Andreas Pohlmann
Celanese Corporation
January 18, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE